Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	2004	2005	2006	2007	2008	Six months ended June 30, 2009
Earnings:
Income from continuing operations before taxes	$16.2	$18.2	$18.6	$79.5	$90.0	$31.3
Deduct: Equity earnings net of dividends	(0.2)	0.1	(0.3)	(0.2)	(0.6)	(0.7)
Deduct: Pre-tax income of noncontrolling interests	1.9	2.7	1.9	3.1	0.8	1.7
Add: Fixed charges	47.0	59.7	69.4	55.5	52.9	26.2

Earnings as defined	$61.5	$75.1	$86.4	$132.1	$142.7	$56.5

Fixed charges:
Interest expensed	$38.2	$51.7	$61.3	$45.9	$40.8	$20.2
Interest capitalized	—	—	0.2	0.3	—	—

Rents	28.5	25.7	26.1	31.1	39.0	19.2
Interest factor	31%	31%	31%	31%	31%	31%

Estimated interest component of rent	8.8	8.0	8.1	9.6	12.1	6.0

Total fixed charges	$47.0	$59.7	$69.6	$55.8	$52.9	$26.2

Ratio of earnings to fixed charges	1.31	1.26	1.24	2.37	2.70	2.16

Preference dividends	$77.5	$29.0	$—	$—	$—	$—

Ratio of pre-tax income to net income	2.22	1.72	—	—	—	—

Preferred dividend factor	$172.1	$49.9	$—	$—	$—	$—

Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	1.24	2.37	2.70	2.16

(1)	Earnings were insufficient to cover combined fixed charges and preference dividends by $157.6 million in 2004 and $34.5 million in 2005.